EXHIBIT 99.1

Hydro to build plant in Mexico

To better serve the growing automotive markets, Norsk Hydro ASA has decided to construct a new aluminium precision tubing plant in Mexico.The new capacity will secure Hydro's position as the global market leader in aluminium precision tubing for the automotive industry.

The Mexican market for Automotive Tubular Profiles and Precision Drawn Tubes, used in automotive heat transfer applications is experiencing strong growth.

Hydro will build its new plant in Reynosa in North Mexico, with most top customers located in the same region. This will allow lower transportation costs, reductions in lead-time and inventory as well as improved service.

Total capital expenditure is expected to be approximately USD 30 million (NOK 220 million). Construction works will start in August this year, and the plant is expected to start production late fall 2005.

Hydro will establish Reynosa as a state of the art manufacturing facility based on technology from its plants in Tonder, Denmark, and Rockledge, USA. The Reynosa plant will create about 100 new jobs.

The Reynosa plant is the 2nd expansion of the Hydro Automotive Precision Tubing activities in less than one year, as the new Greenfield operation in Suzhou, China was approved last November.

**** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
Telephone (+47) 22 53 32 73
Cellular (+47) 95 02 83 63
E-mail Idar.Eikrem@hydro.com

Tor Steinum
Telephone (+47) 22 53 27 31
Cellular (+47) 95 08 39 33
E-mail Tor.Steinum@hydro.com